UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CONTENTS

Closing of Acquisition

On January 17, 2024, Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) announced it had entered into a merger agreement with Sun Pharmaceutical Industries Ltd. (“Sun Pharma”). The transaction was described in the Company’s Proxy Statement dated April 15, 2024, which was most recently attached as Exhibit (a)(3)(i) to Amendment No. 6 to the Schedule 13E-3 filed by Taro with the Securities and Exchange Commission on May 23, 2024 (as amended from time to time, the “Proxy Statement”). Capitalized terms used herein without definition have the meanings ascribed to them in the Proxy Statement.

The Merger became effective on June 24, 2024 (such effective time of the Merger, the “Effective Time”). As a result of the Merger, the Company became a private company and an indirect wholly-owned subsidiary of Sun Pharma.

At the Effective Time, all of the Company’s outstanding Ordinary Shares immediately prior to the Effective Time, other than any shares held by Sun Pharma or its affiliates, were canceled in exchange for the right to receive US$43.00 per Ordinary Share in cash without interest.

As a result of the Merger, the Company’s Ordinary Shares ceased to trade on the New York Stock Exchange (“NYSE”) prior to market open on June 24, 2024. On June 24, 2024, NYSE filed an application on Form 25 with the Securities and Exchange Commission (the “SEC”) to withdraw registration of Taro’s Ordinary Shares under the Securities Exchange Act of 1934 (the “Exchange Act”). The deregistration will become effective 90 days after the filing of Form 25, or such shorter period as may be determined by the SEC. The Company intends to suspend its remaining reporting obligations under the Exchange Act by filing a Form 15 with the SEC approximately 10 days following the filing of the Form 25. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

On June 24, 2024, Sun Pharma issued a press release announcing the consummation of the Merger. A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Press Release, dated June 24, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2024

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
Name:	Uday Baldota
Title:	Chief Executive Officer and Director